Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Charter Communications, Inc.:

We consent to the incorporation by reference in the registration statements No. 333-121561 on Form S-1, No. 333-145766 on Form S-4 and Nos. 333-61358, 333-36628, and 333-110808 on Form S-8 of Charter Communications, Inc. and subsidiaries (the Company) of our report dated March 13, 2009, with respect to the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of the Company.

Our report dated March 13, 2009 contains an explanatory paragraph that states the Company has announced that it expects to file voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, primarily as a result of the following matters: (i) the Company’s significant indebtedness; (ii) the Company’s ability to raise additional capital given its current leverage; and (iii) the potential inability of the Company’s subsidiaries to make distributions for payments of interest and principal on the debts of the parents of such subsidiaries due in 2009 based on the availability of funds and restrictions under the Company’s applicable debt instruments and under applicable law.  Such matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

St. Louis, Missouri
March 13, 2009